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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              CERPROBE CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                              CERPROBE CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.05 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                  156787 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 C. ZANE CLOSE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CERPROBE CORPORATION
                          1150 NORTH FIESTA BOULEVARD
                          GILBERT, ARIZONA 85233-2237
                                 (480) 333-1500
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

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                                   COPIES TO:

                             LANCE W. BRIDGES, ESQ.
                            MATTHEW T. BROWNE, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Cerprobe Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1150 North Fiesta Boulevard, Gilbert, Arizona 85233-2237. The telephone number of the Company at its principal executive offices is (480) 333-1500.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the Common Stock, $.05 par value per share, of the Company (together with the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock issued pursuant to a Rights Agreement (the "Rights Agreement") dated as of September 28, 1998 between the Company and Computershare Trust Company, Inc. (as successor in interest to American Securities Transfer and Trust, Inc.), as amended by the First Amendment thereto dated October 11, 2000, the "Shares"). As of October 12, 2000, there were 9,505,160 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 hereof.

     This Statement relates to the tender offer by Cardinal Merger Sub., Inc. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Acquiror"), to purchase all of the issued and outstanding Shares at a purchase price of $20.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase dated October 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "Offer"). The Offer is described in, and the Offer to Purchase is filed as an exhibit to, a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Merger Sub and Acquiror with the Securities and Exchange Commission (the "SEC") on October 25, 2000. A free copy of the Schedule TO and other documents filed with the SEC by Acquiror and Merger Sub may be obtained at the SEC's web site at www.sec.gov.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 11, 2000 (the "Merger Agreement") among Merger Sub, Acquiror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of a majority of the Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). As a result, the Company will become a wholly owned subsidiary of Acquiror. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares representing at least a majority of the outstanding Shares and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or having been terminated. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or any subsidiary of the Company, or by Acquiror or any subsidiary of Acquiror, including Merger Sub (all of which will be cancelled), and other than Shares held by stockholders who will have demanded and perfected appraisal rights under the Delaware Law) will be cancelled and converted automatically into the right to receive the Offer Price, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who demand and properly perfect appraisal rights under the Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the Delaware Law. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

     Simultaneously with the execution of the Merger Agreement, Acquiror and the Company entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which the Company granted Acquiror
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an option, exercisable in certain circumstances following termination of the
Merger Agreement, to purchase from time to time up to that number of Shares equal to 19.9% of the total Shares outstanding as of the date of the Stock Option Agreement. In addition, Acquiror and eight significant stockholders of the Company entered into Affiliate Tender Agreements (the "Affiliate Tender Agreements") pursuant to which, among other things, such stockholders agreed to tender all of their Shares into the Offer and to otherwise support the Offer.

     The Schedule TO states that the address of the principal executive offices of Acquiror and Merger Sub is 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex A to this Statement and is incorporated herein by reference. Except as described in this Statement (including the Exhibits and Annexes hereto), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company and its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Acquiror, Merger Sub or their executive officers, directors or affiliates. In considering the recommendation of the Board of Directors of the Company (the "Company Board") set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company Board have interests in the Offer and the Merger, which are described herein and which may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit 5 hereto and is incorporated herein by reference.

     Stock Option Agreement. The summary of the Stock Option Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Option Agreement, which has been filed as Exhibit 6 hereto and is incorporated herein by reference.

     Affiliate Tender Agreements. The summary of the Affiliate Tender Agreements contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Affiliate Tender Agreements, a form of which has been filed as Exhibit 7 hereto and is incorporated herein by reference.

     C. Zane Close Employment Agreement. It is currently contemplated that Acquiror will enter into an employment agreement with C. Zane Close, the President and Chief Executive Officer of the Company. The terms of such employment agreement are currently expected to be negotiated following the expiration of the Offer.

     Company Stock Options. The Merger Agreement provides that, prior to the Effective Time, Acquiror and the Company will take all such actions as may be necessary to cause each unexpired and unexercised option of the Company in effect on the date thereof which has been granted to current or former directors, officers, employees or consultants of the Company (each a "Company Option") to be cancelled and converted solely into the right to receive at the Effective Time (whether or not then vested or exercisable) an amount in cash equal to the product of (A) the number of Shares subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share of each such Company Option.

     ESPP Options. The Merger Agreement provides that prior to, and conditioned upon, the purchase of a majority of the Shares pursuant to the Offer, the Company will take all such actions as may be necessary to provide that the Company's 1997 Employee Stock Purchase Plan, as amended (the "Company ESPP"), will
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terminate on December 31, 2000. If the Effective Time occurs on or prior to
December 31, 2000, each option to purchase Shares that is outstanding under the Company ESPP (each, an "ESPP Option") will automatically be assumed and converted at the Effective Time into a right to receive $8.10 in cash on December 31, 2000 for each Share covered by such ESPP Option. If the Effective Time occurs after December 31, 2000 but a majority of the Shares have been purchased pursuant to the Offer on or prior to December 31, 2000, each ESPP Option that is outstanding under the Company ESPP on December 31, 2000 will entitle its holder to purchase Shares in accordance with the provisions of the Company ESPP.

     401(k) Plans. The Merger Agreement requires the Company to take (on terms and conditions satisfactory to Acquiror) all such actions as may be necessary to amend its 401(k) plans prior to the purchase of a majority of the Shares pursuant to the Offer, in order to exclude Acquiror and its subsidiaries as participating employers in the Company's 401(k) plans.

     Change of Control Agreements. Pursuant to Change of Control Agreements with the Company, Messrs. C. Zane Close, Randal L. Buness, Michael K. Bonham and Daniel J. Hill are entitled to certain benefits if terminated following the Effective Time, subject to the terms and conditions and within the time periods specified in their respective agreements. During the period in which the Company was in discussions with Acquiror regarding Acquiror's possible acquisition of the Company, the Company Board and the Company's management determined that these Change of Control Agreements, under their original terms, did not reflect their intent with respect to payments to management in the event of a change of control. For example, these Change of Control Agreements included ceilings on payments made under them that exceed prescribed limits under Section 280G of the Internal Revenue Code (the "Code"), which could have resulted in Messrs. Close, Buness, Bonham and Hill being unable to receive certain benefits in the event their Company Options were accelerated upon a change of control. The Company Board believed that limits like this on benefits to the Company's officers contained in the Change of Control Agreements reduced the officers' incentive to remain in the employment of the Company during periods when the Company may be the subject of a possible change of control, and diminished one of the principal benefits that the Company expected to receive from having the Change of Control Agreements in place. As a result, these Change of Control Agreements were recently amended to eliminate this ceiling on benefits and to require the Company to make an additional payment to each such individual in the amount of the excise tax plus any additional income tax liability resulting from payments made to such individual in excess of the limits under Sections 280G and 4999 of the Code. Simultaneously with the execution of the Merger Agreement, the Company and each of Messrs. Close, Buness, Bonham and Hill entered into an Agreement to Terminate Employment and Change of Control Agreements with Cerprobe Corporation, pursuant to which upon the closing of the purchase of a majority of the Shares pursuant to the Offer, the Employment Agreements and Change of Control Agreements of Messrs. Close, Buness, Bonham and Hill will terminate, and the Company will pay such individuals $1,394,823, $805,273, $790,971 and $1,387,207, respectively. The Company anticipates that a substantial portion of the payments to be made to Messrs. Close, Buness, Bonham and Hill in connection with the termination of their Employment Agreements and Change of Control Agreements, as well as a portion of the payment expected to be made to each of them at the Effective Time on account of Company Options, will be nondeductible by the Company as "excess parachute payments" under Section 280G of the Code.

     Bonuses. In addition to the payments made to Messrs. Close, Buness, Bonham and Hill in connection with the termination of their Employment Agreements and Change of Control Agreements, the Merger Agreement provides that, prior to the purchase of a majority of the Shares pursuant to the Offer, the Company may (i) pay bonuses to any member of the Company Board or to any executive officer of the Company in an amount up to $1,000,000 in the aggregate for all directors and executive officers, and (ii) pay bonuses to any other employee of the Company up to $25,000 in the aggregate for any individual employee and $500,000 in the aggregate for all employees, in addition to sales commissions payable in the ordinary course of business consistent with past practice and other payments required pursuant to agreements disclosed by the Company to Acquiror that were in effect on the date of the Merger Agreement.

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     Other Employee Benefit Plans. The Merger Agreement provides that to the extent that any employee of the Company or any of its subsidiaries becomes eligible to participate in any employee benefit plan of Acquiror after the Effective Time, Acquiror, the Surviving Corporation and their subsidiaries will credit such employee's service with the Company or its subsidiaries, to the same extent as such service was credited under the similar employee benefit plans of the Company and its subsidiaries immediately prior to the Effective Time, for purposes of determining eligibility to participate in and vesting under, and for purposes of calculating the benefits under, such employee benefit plan of Acquiror. To the extent permitted by such employee benefit plan of Acquiror and applicable law, Acquiror, the Surviving Corporation and its subsidiaries will waive any pre-existing condition limitations, waiting periods or similar limitations under such employee benefit plan of Acquiror and will provide each such employee with credit for any co-payments previously made and any deductibles previously satisfied.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that until six years from the Effective Time, Acquiror will not permit the Certificate of Incorporation and Bylaws of the Surviving Corporation to be amended to reduce or limit the rights of indemnity afforded in such Certificate of Incorporation and Bylaws to the present and former directors and officers (the "Indemnified Persons") of the Company or to reduce or limit the ability of the Surviving Corporation to indemnify such persons, or to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify. If, within six years from the Effective Time, the Surviving Corporation is merged with or into Acquiror or another subsidiary of Acquiror, the Certificate of Incorporation and Bylaws of Acquiror or such subsidiary will, for at least the six year period following the Effective Time, provide rights to indemnification for the Indemnified Persons at least equivalent to those in the Certificate of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective Time, Acquiror will cause the Surviving Corporation (or its successors) (i) to exercise the powers granted to it by its Certificate of Incorporation, its Bylaws and by applicable law, as in effect on the date of the Merger Agreement, to indemnify to the fullest extent possible present and former directors and officers of the Company against claims made against them arising from their service in such capacities and (ii) to fulfill and honor in all respects the obligations of the Company pursuant to each agreement that provides for indemnification and is in effect between the Company and the Indemnified Persons at the Effective Time that has been disclosed to Acquiror. Should any claim or claims be made against any present or former director or officer of the Company, arising from his services as such, within six years of the Effective Time, the provisions described above respecting the Certificate of Incorporation and Bylaws of the Surviving Corporation will continue in effect until the final disposition of all such claims.

     The Merger Agreement also provides that in the event that after the Effective Time, the Surviving Corporation or any of its successors or assigns
(i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the indemnification obligations described in the previous paragraph, including by providing rights to indemnification in their certificates of incorporation, bylaws, or other organizational documents at least equivalent to those in the Certificate of Incorporation and Bylaws of the Surviving Corporation. However, neither Acquiror nor the Surviving Corporation will be liable for any settlement effected without its written consent, which shall not be unreasonably withheld.

     In addition, the Merger Agreement provides that until six years from the Effective Time, the Surviving Corporation will maintain in effect, for the benefit of the Indemnified Persons with respect to acts or omissions occurring prior to the Effective Time, directors' and officers' liability insurance which is substantially similar in coverage to that maintained by the Company as of the date of the Merger Agreement (the "Existing Policy"); provided, however, that the Surviving Corporation will not be required to pay or cause to be paid annual premiums for the Existing Policy (or for any substitute policies) in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement. In the event any future annual premiums for the Existing Policy (or any substitute policies) exceed 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement, the Surviving Corporation will be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for

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a premium equal to 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Background of the Offer; Contacts with Acquiror.

     From time to time, the management of the Company, as part of its ongoing consideration of the Company's various strategic alternatives, has held exploratory discussions with other companies about possible strategic alliances, including business combinations. In early March 2000, Mr. C. Zane Close, President and Chief Executive Officer of the Company, received a telephone call from Mr. James P. Spooner, Vice President of Corporate Development for Acquiror, regarding a possible visit by Mr. Spooner to the Company's Gilbert, Arizona headquarters to discuss industry related issues. On March 16, 2000, Mr. Spooner met with the senior management of the Company, including Mr. Close, at the Company's Gilbert, Arizona headquarters and the parties discussed, in connection with discussing industry related issues, the possibility of a strategic partnership between Acquiror and the Company, although no understanding was reached. Mr. Close was also introduced to Mr. C. Scott Kulicke, Chairman of the Board and Chief Executive Officer of Acquiror, at a meeting that occurred on March 21, 2000 at an industry conference. In contemplation of continuing discussions on the subject of a possible strategic partnership or business combination, the Company and Acquiror executed a confidentiality agreement, and, at a telephonic meeting held on April 13, 2000, the Company Board authorized representatives of the Company's management to work with Banc of America Securities LLC ("BAS") to explore transactions along these lines. On May 9, 2000, the Company engaged BAS to advise the Company in connection with possible transactions involving third parties, including possible transactions whereby the Company would be combined with a business partner. During the period beginning with the execution of the confidentiality agreement and ending in mid-May 2000, the parties exchanged limited financial and other information and had periodic telephone conversations regarding a potential strategic partnership or business combination.

     On May 17 and 18, 2000, Acquiror conducted due diligence at the Company's Gilbert, Arizona headquarters. During this visit, on May 17, 2000, Acquiror delivered to the Company a preliminary, non-binding letter (the "May Letter of Interest") indicating its interest, subject to due diligence and the negotiation of definitive documentation, in acquiring the Company in an all stock merger at a premium of approximately 30 to 40 percent over the Company's then present market value. Following delivery of the May Letter of Interest, ongoing discussions regarding a potential business combination of Acquiror and the Company continued among their respective representatives while Acquiror conducted additional due diligence investigations of the Company, including through visits to the Company's facilities in California, France, Singapore, Scotland and Taiwan in June 2000. During these continuing discussions and due diligence investigations, on June 5, 2000, Acquiror forwarded to the Company a proposed form of Merger Agreement, and on June 16, 2000, the Company provided Acquiror with its initial comments to the proposed form of Merger Agreement.

     On July 12, 2000, at a meeting in Milpitas, California, Mr. Spooner spoke with Mr. Close and indicated that, subject to its continuing due diligence and the negotiation of definitive documentation, Acquiror was contemplating a transaction in which Acquiror would acquire the Company by issuing a maximum of six million shares of Acquiror's common stock to the Company's stockholders, with the precise number of shares that would be issued to be determined based on the price per share for Acquiror's common stock at the time of the closing of the acquisition. On July 18, 2000, Acquiror delivered a follow-up, non-binding letter (the "July Letter") and a revised draft of the Merger Agreement, each reflecting the July 12, 2000 discussion between Mr. Spooner and Mr. Close. On July 26, 2000, the Company Board held a telephonic meeting to discuss and consider the July Letter and the status of the Company's negotiations with Acquiror regarding a possible strategic partnership or business combination. The Company Board reviewed the terms of the July Letter and the status of these negotiations with representatives of the Company's management and representatives from BAS and the Company's outside legal counsel, Cooley Godward LLP ("Cooley Godward"). In light of fluctuations in the price of shares of Acquiror's common stock on the Nasdaq Stock

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Market and other factors, including Acquiror's decision to take the same action, the Company Board determined, after full discussion, to suspend negotiations between the parties.

     In early August 2000, Acquiror reinitiated discussions with the Company regarding a potential acquisition of the Company on revised terms. To this end, Acquiror delivered a revised draft of the Merger Agreement to the Company on August 10, 2000. Following the delivery of the revised draft Merger Agreement, on August 15 and 16, 2000, senior management of the Company and Cooley Godward conducted negotiations with Mr. Spooner and Acquiror's legal counsel on non-price terms contained in the revised draft at the Company's Gilbert, Arizona headquarters.

     On August 17, 2000, the Company Board held a regularly scheduled meeting at which Mr. Spooner made a presentation regarding Acquiror and the proposed acquisition of the Company by Acquiror. At this Company Board meeting, Mr. Spooner indicated that Acquiror intended to present a revised, non-binding letter to the Company within the next week. Representatives from BAS and Cooley Godward were also present at this meeting, and, in response to inquiries from the Company Board, the BAS representatives identified a number of other companies that potentially could be interested in pursuing a strategic partnership or other business combination with the Company based on their market focus or other strategic or competitive factors, and discussed the respective likelihood that any of those companies would submit a superior proposal to acquire the Company. On August 22, 2000, Acquiror delivered a revised version of the Merger Agreement to the Company incorporating the non-price issues negotiated at the August 15 and 16, 2000 meetings, and on August 24, 2000, Acquiror delivered a revised, non-binding letter (the "August Letter of Interest") indicating its interest, subject to its continuing due diligence and the negotiation of definitive documentation, in acquiring the Company at a price per Share of $19.00, payable half in cash and half in shares of Acquiror's common stock, valued as of the date the transaction closed.

     On August 25, 2000, the Company Board held a telephonic meeting to discuss and consider the August Letter of Interest. The Company Board reviewed the terms of the August Letter of Interest with representatives of the Company's management and representatives from BAS and Cooley Godward. After full discussion of the August Letter of Interest, the Company Board authorized representatives of the Company's management, BAS and Cooley Godward to proceed with negotiations regarding a possible acquisition of the Company by Acquiror in which the consideration payable to the Company's stockholders would be half in cash and half in the Acquiror's common stock, with the principal negotiating goals being obtaining a higher price per Share and having the value of Acquiror's common stock for purposes of the consideration to be paid be determined at the time of execution of the definitive Merger Agreement.

     On September 6, 2000, Mr. Close visited Acquiror's facilities in Willow Grove, Pennsylvania, and met with Mr. Kulicke and Mr. Spooner. No agreement was reached during this meeting. On September 7, 2000, the Company Board held a telephonic meeting at which Mr. Close apprised the members of the Company Board of the results of his meetings with Mr. Kulicke and Mr. Spooner. The Company Board, along with representatives of the Company's management and representatives from BAS and Cooley Godward, who were also present during the telephonic meeting, fully discussed the status of the negotiations for the acquisition, particularly with respect to the two principal negotiating goals described above. The BAS representatives again discussed with the Company Board whether another company was likely to submit a superior proposal to acquire the Company. At the conclusion of the September 7, 2000 meeting, the Company Board authorized representatives of the Company's management, BAS and Cooley Godward to indicate to Acquiror that the Company was seeking an acquisition in which the Shares would be valued at not less than $20.00 per Share, payable half in cash and half in shares of Acquiror's common stock valued as of the date the acquisition closed, and to proceed with negotiations on that basis. On September 8, 2000, the Company contacted Acquiror and indicated that it was seeking an acquisition with the terms described in the preceding sentence. On September 11, 2000, Acquiror delivered a revised, non-binding letter (the "First September Letter of Interest") indicating its interest, subject to its continuing due diligence and the negotiation of definitive documentation, in acquiring the Company at a price per Share of $20.00, payable half in cash and half in shares of Acquiror's common stock valued as of the date the acquisition closed, subject to an upper limit on the number of shares of Acquiror's common stock issuable in the acquisition. On September 13, 2000, the Company contacted Acquiror and indicated a willingness to resume negotiations on the basis of the First
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September Letter of Interest. From September 13 to September 27, 2000, the
parties conducted intense negotiations towards finalizing definitive acquisition documents, and the Company continued to provide due diligence materials to the Acquiror.

     On September 28, 2000, prior to a meeting of the Company Board that had been called to review and discuss the status of negotiations and drafts of the definitive documentation for an acquisition based on the First September Letter of Interest, Acquiror informed the Company that, due to fluctuations in the price of shares of Acquiror's common stock, it was concerned that the acquisition as proposed could not be effected, as it would likely require more shares than Acquiror was willing to issue. On that date, via telephone, Mr. Spooner indicated to the Company Board that Acquiror was contemplating revising its offer as an all-cash offer. The Company Board informed Mr. Spooner that Acquiror needed to submit a revised offer within 24 hours or all negotiations between the parties would cease. On September 29, 2000, Acquiror delivered a revised, non-binding letter (the "Second September Letter of Interest") indicating its interest, subject to its continuing due diligence and the negotiation of definitive documentation, in acquiring the Company in an all cash merger at a price per Share of $20.00.

     During the period from September 29, 2000 through October 3, 2000, senior management of the Company, including Mr. Ross J. Mangano, the Chairman of the Company Board, and representatives of BAS and Cooley Godward reviewed and discussed the terms of the Second September Letter of Interest. On October 2 and 3, 2000, the Company Board held telephonic meetings to discuss and consider the Second September Letter of Interest. The Company Board reviewed the terms of the Second September Letter of Interest with representatives of the Company's management and representatives from BAS and Cooley Godward. The BAS representatives again discussed with the Company Board whether another company was likely to submit a superior proposal to acquire the Company. After full discussion of the Second September Letter of Interest, the Company Board authorized representatives of the Company's management, BAS and Cooley Godward to proceed with negotiation of an all cash acquisition of the Company by Acquiror, with the principal negotiating goals being obtaining the highest price per Share possible, structuring the acquisition as a tender offer followed by a back-end merger in order to expedite its closing, and minimizing the conditions to closing that would be contained in the execution form of the Merger Agreement. On October 3, 2000, following the conclusion of the meeting of the Company Board, the Company contacted Acquiror regarding the Second September Letter of Interest. During these discussions, Mr. Mangano and Mr. Kulicke agreed in principle, subject to the approval of their respective boards of directors and the negotiation of definitive documentation, to the acquisition of the Company by Acquiror in a tender offer at a price of $20.00 cash per Share. From October 3, 2000 through October 11, 2000, members of the management of both companies, along with both companies' legal advisors, extensively negotiated the terms of the proposed acquisition and the definitive documentation. The principal issues discussed among the parties during these negotiations included the nature and extent of the parties' representations and warranties, the conditions to the Offer and the Merger, the termination events under the definitive agreements and the liability of the parties in the event of termination, the amount of the termination fees payable by Company and Acquiror and the bases upon which they are payable, the scope of the Company's agreement not to solicit competing offers and its agreement to support the Offer, the nature of Acquiror's commitments with respect to various Company officers, the sources of financing for the Offer and the Merger, the Company's protections against Acquiror entering into another acquisition transaction with a third party while the Offer is pending, the terms of the Affiliate Tender Agreements and the Stock Option Agreement, including under what circumstances Acquiror's option to purchase shares of the Company's common stock would become exercisable, and employee benefit matters.

     During the period from October 9, 2000 through October 11, 2000, the Company Board held several telephonic meetings to discuss the status of negotiations for the acquisition, the related definitive documentation, and whether any third party other than Acquiror had submitted any proposal to the Company relating to an alternative acquisition transaction. On October 11, 2000, representatives of Cooley Godward gave a detailed presentation to the Company Board regarding the material terms of the Merger Agreement, the Stock Option Agreement and the Affiliate Tender Agreements, including the structure of the Offer and Merger, the conditions to the Offer and the Merger, the covenants applicable to the Company under the Merger Agreement (including restrictions on the ability to solicit or negotiate alternative transactions), the termina-tion provisions and the circumstances under which the Company and Acquiror would be required to pay a break-up fee to one another in the event the Merger Agreement were terminated, the circumstances under which Acquiror's option to purchase Shares under the Stock Option Agreement would become exercisable, the Company's protections against Acquiror entering into another acquisition transaction with a third party while the Offer is pending, and various employee benefit matters. In addition, representatives of BAS made a presentation regarding the financial terms of the Offer, explaining to the Company Board in detail the analyses undertaken by BAS regarding the Offer and the Merger with respect to its opinion. After extensive questions were asked by the Company Board, the BAS representatives then rendered the opinion of BAS, which was subsequently confirmed in writing, that the consideration to be received by the stockholders of the Company was fair, from a financial point of view, to them as of that date. After such presentations and discussions, the Company Board approved the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Affiliate Tender Agreements and the transactions contemplated thereby by a unanimous vote.

     Following the meeting of the Company Board on October 11, 2000, the representatives of both Acquiror and the Company concluded negotiations of mutually acceptable definitive documentation. Thereafter, Acquiror, Merger Sub, the Company and certain stockholders of the Company executed, where applicable, each of the Merger Agreement, the Stock Option Agreement and the Affiliate Tender Agreements, and the transaction was announced before the opening of business on October 12, 2000 by the issuance of a press release by Acquiror.

Recommendation of the Company Board.

     The Company Board, at a meeting held on October 11, 2000, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the Company and the stockholders of the Company, authorized and approved the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Affiliate Tender Agreements and the transactions contemplated thereby, and exempted the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Affiliate Tender Agreements and the transactions contemplated thereby from the provisions of Section 203 of the Delaware Law. THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Reasons for the Recommendation of the Company Board.

     As set forth above, prior to authorizing and approving the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Affiliate Tender Agreements and the transactions contemplated thereby, the Company Board received presentations from representatives of BAS regarding the financial aspects of the proposed Offer and the Merger, and from representatives of Cooley Godward regarding the legal aspects of the Offer and the Merger. In reaching its conclusion that the Offer and the Merger are in the best interests of the Company and the stockholders of the Company, the Company Board principally considered the following:

          (i) the terms and conditions of the Offer, the Merger and the Merger Agreement, including the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger;

          (ii) the Company's prospects and anticipated competitive position if it were to retain its current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation;

          (iii) the recent and historic market prices of the Shares and the fact that the purchase price of $20.00 in cash per Share represents a premium over recent and historical market prices for the Shares. On October 11, 2000, the last trading day before the announcement of the Offer and the execution of the Merger Agreement, the closing price per Share as quoted on the Nasdaq National Market was $12.50;

          (iv) the presentation of the BAS representatives to the Company Board at the October 11, 2000 Company Board meeting and the opinion of BAS to the effect that, as of October 11, 2000, the $20.00 in cash per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders as of that date. A copy of the BAS opinion that was delivered to the Company Board setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by BAS in rendering its opinion is set forth as Annex B to this Statement. STOCKHOLDERS ARE URGED TO READ THE BAS OPINION CAREFULLY AND IN ITS ENTIRETY;

          (v) the Company Board's discussions with the BAS representatives regarding other companies that could potentially be interested in pursuing a strategic partnership or other business combination with the Company, based on their market focus or other strategic or competitive factors, and the respective likelihood that any of those companies would submit a superior proposal to acquire the Company;

          (vi) the fact that the Offer is not contingent on Acquiror or Merger Sub obtaining financing and contains no other terms or conditions that, in the view of the Company Board, could materially impair the consummation of the Offer or the Merger;

          (vii) the fact that, in the event the Company Board receives an unsolicited bona fide proposal in writing with respect to (A) a merger, consolidation, share exchange, business combination or similar transaction whereby the Company's stockholders prior to such transaction would hold less than 80% of the voting power of the Company immediately following such transaction, (B) a tender offer or exchange offer that if consummated would result in the acquisition of more than 20% of the voting securities of the Company, or (C) an acquisition of a material amount of assets of the Company, and the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to approve, recommend or enter into an agreement with respect to such transaction would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders, the Company Board may, in accordance with the provisions of the Merger Agreement, terminate the Merger Agreement (subject to payment of a $5,625,000 termination fee to Acquiror and Acquiror's rights under the Stock Option Agreement) and adopt the proposed transaction;

          (viii) the fact that, in the event the Merger Agreement is terminated by Acquiror due to an inaccuracy of the Company's representations or warranties in the Merger Agreement, Acquiror is required to pay a $16,875,000 termination fee to the Company;

          (ix) the fact that eight significant stockholders of the Company beneficially holding in the aggregate approximately 9.89% of the outstanding Shares were willing to enter into the Affiliate Tender Agreements, pursuant to which, among other things, such stockholders agreed to tender all of their Shares into the Offer and to otherwise support the Offer;

          (x) the fact that, in the Company Board's view, conducting an extensive public auction process prior to selling the Company would be detrimental to the Company and would cause significant disruption in the existing operations of the Company; and

          (xi) the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged).

     The Company Board did not find it practical to, and did not, assign relative weights to the above factors or determine that any factor was of more importance than any other factor. Rather, the Company Board based its recommendation on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company Board assigned different weights to the various factors described above.

     The Company Board recognized that, while the consummation of the Offer gives its stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Offer and the Merger, consummation of the Offer and the Merger will eliminate such stockholders' ability to participate in the future growth and possible profits of the Company.

     The Company Board anticipates that if the Shares are not purchased by Merger Sub in accordance with the terms of the Offer, the Company's current management, under the general direction of the Company

Board, will continue to manage the Company as an ongoing business in accordance with the Company's current business plan.

Intent to Tender.

     After reasonable inquiry and to the best knowledge of the Company, each executive officer and director of the Company who owns Shares currently intends to tender into the Offer all Shares that each such person owns of record or beneficially other than Shares, if any, that they may have the right to purchase by exercising Company Options.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Except as described herein, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

     Pursuant to an engagement letter dated May 9, 2000, the Company engaged BAS to provide financial advice and assistance in connection with the Company's review of business opportunities whereby the Company might be combined with a business partner. Under the terms of BAS's engagement, the Company expects to pay BAS a fee of approximately $2.4 million upon the purchase by Merger Sub of a majority of the Shares under the Offer. The Company also has agreed to reimburse BAS for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify BAS against liabilities relating to or arising out of BAS's engagement as the Company's financial advisor.

     As part of its investment banking business, BAS regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, equity underwritings and private placements of securities. In the past, BAS or its affiliates have provided financial advisory and financing services for the Company and have received fees for rendering those services. In the ordinary course of their businesses, BAS and its affiliates may actively trade the debt and equity securities of the Company and Acquiror for their own account or for the accounts of customers and, accordingly, BAS or its affiliates may at any time hold long or short positions in such securities. The Company Board was aware of these facts in connection with its consideration of BAS's opinion referred to in Item 4 and with its approval of the Offer and the Merger and its recommendation to holders of Shares set forth herein. The Company Board relied upon BAS's experience in providing advice in connection with mergers and acquisitions and did not believe there was a need to retain another advisor in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in Shares have been effected during the last 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement, the Stock Option Agreement and the Affiliate Tender Agreements.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

     The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Merger Sub, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company Board other than at a meeting of the Company's stockholders.

Antitrust Compliance.

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the"FTC"), certain acquisition transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and waiting period requirements have been satisfied. The acquisition of the Shares by Merger Sub pursuant to the Offer and the Merger is subject to these requirements.

     Under the provisions of the HSR Act applicable to the purchase of the Shares by Merger Sub under the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following filing under the HSR Act by Acquiror. Acquiror filed a Notification and Report Form with respect to the acquisition of the Shares by Merger Sub under the Offer and the Merger with the Antitrust Division and the FTC on October 18, 2000 and at that time requested early termination of the 15-calendar day waiting period applicable to the Offer. There can be no assurances given, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Acquiror, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Thereafter, the waiting period could be extended only by agreement or by court order. Only one extension of such waiting period under a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement or by court order. The Company also filed a Notification and Report Form with respect to the acquisition of the Shares by Merger Sub under the Offer and the Merger with the Antitrust Division and the FTC on October 17, 2000 and at that time requested early termination of the waiting period applicable to the Offer.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Shares by Merger Sub under the Offer. At any time before or after Merger Sub's purchase of the Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of the Shares under the Offer or seeking divestiture of the Shares acquired by Merger Sub or the divestiture of substantial assets of Acquiror, the Company or any of their respective subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

State Takeover Laws.

     Section 203 of the Delaware Law limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company Board has approved the Merger Agreement and Merger Sub's acquisition of the Shares under the Offer and the Stock Option Agreement and, therefore, Section 203 of the Delaware Law is inapplicable to the Offer and the Merger.

The Rights Agreement.

     The Company has amended the Rights Agreement to provide that (i) neither Acquiror nor Merger Sub, nor any affiliate of Acquiror or Merger Sub, will be deemed to be an Acquiring Person or entity (as defined in the Rights Agreement) in connection with the transactions contemplated by the Merger Agreement, (ii) the Rights will not separate from the Shares as a result of the execution, delivery or performance of the Merger Agreement, the Stock Option Agreement or the consummation of the Offer or the Merger or any of the other transactions contemplated thereby, and (iii) none of the Company, Merger Sub or the Surviving Corporation, nor any of their respective affiliates, will have any obligations under the Rights Agreement to any holder (or former holder) of Rights as of or following the consummation of the Offer or following the Effective Time.

ITEM 9. EXHIBITS

     The following Exhibits are filed herewith:

 EXHIBIT                            DESCRIPTION
 -------                            -----------
Exhibit 1   Information Statement pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 and Rule 14f-1 thereunder
            (included as Annex A hereto).
Exhibit 2   Opinion Letter of Banc of America Securities LLC dated
            October 11, 2000 (included as Annex B hereto).
Exhibit 3   Offer to Purchase dated October 25, 2000 (incorporated by
            reference to Exhibit (a)(1) of the Schedule TO of Kulicke
            and Soffa Industries, Inc. and Cardinal Merger Sub., Inc.
            filed with the Securities and Exchange Commission on October
            25, 2000 (as amended, the "Schedule TO")).
Exhibit 4   Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) of the Schedule TO).
Exhibit 5   Agreement and Plan of Merger dated October 11, 2000 among
            Acquiror, Merger Sub and the Company (incorporated by
            reference to Exhibit (d)(1) of the Schedule TO).
Exhibit 6   Stock Option Agreement dated October 11, 2000 between
            Acquiror and the Company (incorporated by reference to
            Exhibit (d)(2) of the Schedule TO).
Exhibit 7   Form of Affiliate Tender Agreement dated October 11, 2000
            between Acquiror and certain stockholders of the Company
            (incorporated by reference to Exhibit 4 of the Schedule 13D of Kulicke and Soffa Industries, Inc. and Cardinal Merger
            Sub., Inc. filed with the Securities and Exchange Commission on October 23, 2000).
Exhibit 8   First Amendment to Rights Agreement dated October 11, 2000 between the Company and Computershare Trust Company, Inc.
            (as successor in interest to American Securities Transfer
            and Trust, Inc.).
Exhibit 9   Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and C. Zane Close.
Exhibit 10  Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and Randal L. Buness.
Exhibit 11  Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and Michael K. Bonham.
Exhibit 12  Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and Daniel J. Hill.
Exhibit 13  Press Release issued by Acquiror on October 12, 2000
            (incorporated by reference to press release under cover of
            Schedule 14D-9C filed by the Company on October 12, 2000).
Exhibit 14  Press Release issued by the Company on October 18, 2000
            (incorporated by reference to press release under cover of
            Schedule 14D-9C filed by the Company on October 18, 2000).
Exhibit 15  Press Release issued by Acquiror on October 25, 2000.
Exhibit 16  Letter to Stockholders of the Company dated October 25,
            2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CERPROBE CORPORATION

Date: October 25, 2000                    /s/ C. ZANE CLOSE
                                          --------------------------------------
                                          By: C. Zane Close,
                                          President and Chief Executive Officer

                                 EXHIBIT INDEX

 EXHIBIT                            DESCRIPTION
 -------                            -----------
Exhibit 1   Information Statement pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 and Rule 14f-1 thereunder
            (included as Annex A hereto).
Exhibit 2   Opinion Letter of Banc of America Securities LLC dated
            October 11, 2000 (included as Annex B hereto).
Exhibit 3   Offer to Purchase dated October 25, 2000 (incorporated by
            reference to Exhibit (a)(1) of the Schedule TO of Kulicke
            and Soffa Industries, Inc. and Cardinal Merger Sub., Inc.
            filed with the Securities and Exchange Commission on October
            25, 2000 (as amended, the "Schedule TO")).
Exhibit 4   Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) of the Schedule TO).
Exhibit 5   Agreement and Plan of Merger dated October 11, 2000 among
            Acquiror, Merger Sub and the Company (incorporated by
            reference to Exhibit (d)(1) of the Schedule TO).
Exhibit 6   Stock Option Agreement dated October 11, 2000 between
            Acquiror and the Company (incorporated by reference to
            Exhibit (d)(2) of the Schedule TO).
Exhibit 7   Form of Affiliate Tender Agreement dated October 11, 2000
            between Acquiror and certain stockholders of the Company
            (incorporated by reference to Exhibit 4 of the Schedule 13D of Kulicke and Soffa Industries, Inc. and Cardinal Merger
            Sub., Inc. filed with the Securities and Exchange Commission on October 23, 2000).
Exhibit 8   First Amendment to Rights Agreement dated October 11, 2000 between the Company and Computershare Trust Company, Inc.
            (as successor in interest to American Securities Transfer
            and Trust, Inc.).
Exhibit 9   Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and C. Zane Close.
Exhibit 10  Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and Randal L. Buness.
Exhibit 11  Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and Michael K. Bonham.
Exhibit 12  Agreement to Terminate Employment and Change of Control
            Agreements with Cerprobe Corporation dated October 11, 2000 between the Company and Daniel J. Hill.
Exhibit 13  Press Release issued by Acquiror on October 12, 2000
            (incorporated by reference to press release under cover of
            Schedule 14D-9C filed by the Company on October 12, 2000).
Exhibit 14  Press Release issued by the Company on October 18, 2000
            (incorporated by reference to press release under cover of
            Schedule 14D-9C filed by the Company on October 18, 2000).
Exhibit 15  Press Release issued by Acquiror on October 25, 2000.
Exhibit 16  Letter to Stockholders of the Company dated October 25,
            2000.

                                    ANNEX A

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 25, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Cerprobe Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Cardinal Merger Sub., Inc. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Acquiror"), to a majority of seats on the Board of Directors of the Company (the "Company Board"), other than at a meeting of the stockholders of the Company.

     On October 11, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Merger Sub and Acquiror, pursuant to which Merger Sub is required to commence a tender offer to purchase all issued and outstanding shares of the Common Stock, $.05 par value per share, of the Company (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock issued pursuant to a Rights Agreement dated as of September 28, 1998 between the Company and Computershare Trust Company, Inc. (as successor in interest to American Securities Transfer and Trust, Inc.), as amended by the First Amendment thereto dated October 11, 2000, the "Shares"), at a price per Share of $20.00 (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase dated October 25, 2000, and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments and supplements to either document, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to holders of Shares and are filed as Exhibits
(a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Merger Sub and Acquiror with the Securities and Exchange Commission (the "SEC") on October 25, 2000. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of a majority of the Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). As a result, the Company will become a wholly owned subsidiary of Acquiror. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares representing at least a majority of the outstanding Shares and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having been expired or having been terminated.

     At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or any subsidiary of the Company, or by Acquiror or any subsidiary of Acquiror, including Merger Sub (all of which will be cancelled), and other than Shares held by stockholders who will have demanded and perfected appraisal rights under the Delaware Law) will be cancelled and converted automatically into the right to receive the Offer Price, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who demand and properly perfect appraisal rights under the Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the Delaware Law.

     Simultaneously with the execution of the Merger Agreement, Acquiror and the Company entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which the Company granted Acquiror an option, exercisable in certain circumstances following termination of the Merger Agreement, to purchase from time to time up to that number of Shares equal to 19.9% of the total Shares outstanding as of the date of the Stock Option Agreement. In addition, Acquiror and eight significant stockholders of the Company entered into Affiliate Tender Agreements (the "Affiliate Tender Agreements") pursuant to which, among other things, such stockholders agreed to tender all of their Shares into the Offer and otherwise to support the Offer.

     The Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the Affiliate Tender Agreements are more fully described in the Statement to which this Information Statement forms Annex A, which was filed by the Company with the SEC on October 25, 2000 and which is being mailed to holders of Shares along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Acquiror or Merger Sub has been provided by Acquiror and Merger Sub. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Merger Sub commenced the Offer on October 25, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on November 21, 2000, unless Merger Sub extends it.

RIGHT TO DESIGNATE DIRECTORS AND MERGER SUB DESIGNEES

     The Merger Agreement provides that immediately upon the acceptance for payment of and payment for Shares by Merger Sub or any of its affiliates pursuant to the Offer, Merger Sub will be entitled to designate such number of directors, rounded up to the next whole number ("Merger Sub Designees"), on the Company Board as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to any increase in the size of the Company Board pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Merger Sub and its affiliates (including Shares so accepted for payment and purchased) bears to the number of Shares then outstanding; provided that, so long as the total number of directors on the Company Board does not exceed nine, the number of Merger Sub Designees will not exceed seven.

     The Merger Agreement also provides that concurrently with such acceptance for payment and payment for Shares, the Company will, upon request of Acquiror or Merger Sub and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its reasonable best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Merger Sub Designees to be so elected or appointed to the Company Board, and, subject to applicable law, the Company will take all reasonable actions available to the Company to cause the Merger Sub Designees to be so elected or appointed. At such time, the Company will, if requested by Acquiror or Merger Sub and subject to applicable law, also take all reasonable action necessary to cause the Merger Sub Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     However, the Merger Agreement provides that notwithstanding the foregoing, after the time that the Merger Sub Designees are elected to the Company Board, the Company Board will have, at all times prior to the Effective Time, at least two directors who are directors on the date of the Merger Agreement and who are not officers or affiliates of the Company, Acquiror or any of their affiliates (it being understood that for purposes of this sentence, a director (including, without limitation, the Chairman of the Company Board) of the Company will not be deemed an affiliate of the Company solely as a result of his status as a director of the Company) (the "Current Directors"); and provided further, that,
(i) if the number of Current Directors serving on the Company Board is reduced below two for any reason whatsoever (including, without limitation, by a director's refusing or failing to serve), the remaining Current Director may designate another Current Director to fill such vacancy, (ii) if no Current Directors then remain on the Company Board, the other directors shall designate two other Current Directors to fill such vacancies, and (iii) if notwithstanding the foregoing, no Current Directors are on the Company Board, the other directors may designate two other persons to fill such vacancies who are not officers or affiliates of the Company, Acquiror or any of their respective affiliates (each an "Independent Director").

     The Merger Agreement provides that prior to the Effective Time and from and after the time that the Merger Sub Designees constitute a majority of the Company Board, if applicable, any amendment or any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Acquiror or Merger Sub under the Merger Agreement, and any waiver of any condition or of any of the Company's rights under the Merger Agreement may be effected only with the affirmative vote of a majority of the Current Directors and Independent Directors. However, if there are no Current Directors or Independent Directors, such actions may be effected by majority vote of the entire Board.

     As of the date of this Information Statement, Merger Sub has not determined who will be the Merger Sub Designees. However, such Merger Sub Designees will be selected from the following list of directors and officers of Acquiror or its affiliates. Each of the persons listed below has consented to serve as a director of the Company if appointed or elected. The information contained herein concerning Acquiror and its directors and officers and those of its affiliates has been furnished by Acquiror and Merger Sub. The Company assumes no responsibility for the accuracy or completeness of such information.

     The name, present principal occupation or employment and five-year employment history of each of the directors and officers of Acquiror and its affiliates who may be selected as one of the Merger Sub Designees is set forth below. None of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, or (iii) based on information provided to the Company by Acquiror or Merger Sub (which is to the best of Acquiror's and Merger Sub's knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Acquiror and Merger Sub that, to the best of Acquiror's and Merger Sub's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions among Acquiror, Merger Sub and the Company that have been described in the Statement.

     Unless otherwise indicated, each of the persons listed below is a citizen of the United States. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an officer of Acquiror, for the past five years and the business address of each such person is care of Kulicke and Soffa Industries, Inc., 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090.

       NAME AND ADDRESS          AGE            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
       ----------------          ---            ------------------------------------------
C. Scott Kulicke...............  51    Chairman of the Board and Chief Executive Officer of
                                       Acquiror. Also serves on the Board of Directors of General
                                       Semiconductor, Inc. and Xetel Corporation.
Jack G. Belani.................  47    Vice President of Acquiror, President, X-LAM Technologies.
                                       Joined X-LAM Technologies as President upon its formation in
                                       February 1999. Previously was Vice President of Packaging
                                       and Assembly with Cypress Semiconductor, where he was
                                       responsible for assembly/packaging manufacturing and
                                       technical functions. Prior to joining Cypress, worked for
                                       many years at National Semiconductor. He held a number of
                                       progressively responsible positions at National, rising from senior engineer to Director of Package Technology.
Morton K. Perchick.............  63    Executive Vice President, Office of the President of
                                       Acquiror. Appointed to Acquiror's newly created Office of
                                       the President in May 2000. Named Executive Vice President of
                                       Acquiror in July 1995. Joined Acquiror in September 1980 as
                                       Director, Quality and Reliability. He became Vice President of Acquiror in 1982 and moved to general management in 1986, when he assumed responsibility for operations. In 1990, he was appointed Senior Vice President/General Manager of
                                       Acquiror.
Alexander A. Oscilowski........  41    Senior Vice President and Office of the President of
                                       Acquiror. Joined Acquiror in June 1999 as Vice President,
                                       Strategic Marketing. In May 2000 he was appointed to the
                                       newly created Office of the President of Acquiror. Joined
                                       SEMATECH in 1993 as director of Assembly & Packaging and was director of Advanced Technology until 1999. Previously
                                       served as semiconductor packaging manager in the
                                       semiconductor operations unit for Digital Equipment and was an assembly manager, packaging supervisor and process
                                       engineer at Texas Instruments.
Clifford G. Sprague............  56    Senior Vice President and Chief Financial Officer of
                                       Acquiror. Joined Acquiror as Vice President and Chief
                                       Financial Officer in March 1989. In May 1990 he was promoted to Senior Vice President of Acquiror. Prior to joining
                                       Acquiror, he served for more than five years as Vice
                                       President and Controller of the Oilfield Equipment Group of
                                       NL Industries, Inc.
David A. Leonhardt.............  42    Senior Vice President and Co-President, Advanced Bonding
                                       Systems Group of Acquiror. Promoted to Senior Vice President
                                       and Co-President of Acquiror's Advanced Bonding Systems
                                       Group in November 1999. In March 1998, became Vice President and General Manager of Acquiror's Equipment Group, after
                                       serving as Vice President of Strategic Marketing of Acquiror since December 1996. Prior to that, he spent four years as
                                       Director of Acquiror's Ball Bonder Division and a year as
                                       Product Manager for Acquiror's Wedge Bonder Products
                                       Division.

       NAME AND ADDRESS          AGE            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
       ----------------          ---            ------------------------------------------
Laurence P. Wagner.............  40    Senior Vice President and Co-President of Acquiror's
                                       Advanced Bonding Systems Group. Joined Acquiror in 1998 as
                                       Senior Vice President and President, K&S Packaging
                                       Materials. In November 1999, he was promoted to Senior Vice
                                       President and Co-President of Acquiror's Advanced Bonding
                                       Systems Group. Previously was with Emcore Corporation, where he was vice president of Emcore Electronic Materials. Prior to 1996, Mr. Wagner worked for the Shipley Company LLC, a
                                       Division of Rohm and Haas Company in a number of
                                       progressively responsible positions.
Charles J. Salmons.............  45    Senior Vice President, Customer Operations of Acquiror,
                                       appointed in 1999. Joined Acquiror in 1978, and has held
                                       positions of increasing responsibility throughout the
                                       accounting, engineering, and manufacturing organizations. In
                                       1994 he became Vice President of Operations and was named
                                       General Manager of Acquiror's Wire Bonder Operations in
                                       1998.
James P. Spooner...............  53    Vice President, Corporate Development of Acquiror. Joined
                                       Acquiror as Vice President, Mergers & Acquisitions in 1997.
                                       During the 17 years prior to joining Acquiror, Mr. Spooner held increasingly responsible positions with Rhone-Poulenc,
                                       Inc., Princeton, New Jersey, most recently as director of
                                       corporate development.
Robert F. Amweg................  47    Vice President, Treasurer of Acquiror. Joined Acquiror in
                                       February 1997 as its Treasurer and was promoted to Vice
                                       President, Treasurer in 2000. Prior to joining Acquiror, was
                                       Vice President Finance and Chief Financial Officer of XYAN,
                                       Inc., a printing and related services company.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Shares are the only class of outstanding voting securities of the Company. As of October 12, 2000, there were 9,505,160 Shares outstanding. Each Share that is outstanding on the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter.

CURRENT MEMBERS OF THE COMPANY BOARD

     The Company Board currently consists of five members. To the extent that the Company Board will consist of persons who are not among the Merger Sub Designees, the Company Board is expected to consist of persons who are currently directors of the Company who have not resigned.

     The name, age, year first elected as a director and business experience for the past five years of each current member of the Company Board is set forth below. The information set forth below was provided to the Company by the respective directors listed below.

                    NAME                      AGE               POSITION(S) WITH COMPANY
                    ----                      ---               ------------------------
Ross J. Mangano(1)(2).......................  55    Chairman of the Company Board
C. Zane Close...............................  51    President, Chief Executive Officer, and Director
William A. Fresh(2).........................  72    Director
Kenneth W. Miller(1)........................  68    Director
Donald F. Walter(1)(2)......................  68    Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Ross J. Mangano has served as the Chairman of the Company Board since February 1993 and as a director of the Company since February 1988. Mr. Mangano has served as the President of Oliver Estate, Inc., an investment management company, since 1996. Prior to that time, Mr. Mangano served in various management positions with Oliver Estate, Inc., beginning in 1971. Mr. Mangano is also an investment analyst for Oliver Estate, Inc. Since July 1998, Mr. Mangano has served on the Board of Directors of U.S. RealTel, Inc., a public corporation owning access rights on properties around the world and has also served as director of U.S. RealTel Argentina since 1999. Mr. Mangano has served on the Board of Directors of BioSante Pharmaceuticals, Inc., a public company, since July 1999 and Orchard Software Corporation, a privately held company, which develops software for the medical industry, since August 1998. From August 1997 to 1999, Mr. Mangano served on the Board of Directors of Blue Chip Casino, a privately held casino. From December 1993 to 1996, Mr. Mangano served on the Board of Directors of Cole Taylor Financial Group, a publicly held bank holding company.

     C. Zane Close has served as President and Chief Executive Officer and as a director of the Company since July 1990. From September 1989 to July 1990, Mr. Close served as Vice President and General Manager of Probe Technology Corporation, a manufacturer of probing devices for testing integrated circuits. Mr. Close served as Vice President of Operations of Probe Technology from February 1985 to September 1989. Prior to joining Probe Technology, Mr. Close held various financial and management positions at California Devices, NKB Corporation, and National Semiconductor Corporation.

     William A. Fresh has served as a director of the Company since April 1995. Mr. Fresh co-founded Fresh Test Technology Corporation ("Fresh Test"), a designer and manufacturer of probe and interface test technology for the semiconductor industry, which was acquired by the Company in April 1995. He served as Chairman of the Board and Chief Executive Officer of Fresh Test from January 1986 through March 1995. Mr. Fresh also has served as the Chairman of the Board and Chief Executive Officer of Magellan Technology, a public holding company, and Orem Tek Development Corp., a real estate development company, since May 1990 and May 1991, respectively. Mr. Fresh has served as Chairman of the Board and as senior consultant to Brow Z.com since August 1998. From April 1996 to July 1998, Mr. Fresh served on the Board of Directors of Sento Technical Innovation Corporation, a publicly held software company. Mr. Fresh served as Chairman of the Board and Chief Executive Officer of Satellite Images System Corporation, a medical information processing company, from February 1992 to August 1996, and from August 1996 to May 1998 served on the Board of Directors of the successor company known as Satellite Images System, L.L.C. Mr. Fresh served as Chairman of the Board of EFI Electronics, a publicly held power conditioning company, and Fresh Technology Company, a PC-based software company, from January 1991 to March 1994.

     Kenneth W. Miller has served as a director of the Company since 1979. Mr. Miller served as Treasurer of the Company from June 1994 to June 1996 and as Secretary of the Company from October 1991 to June 1996. Since January 1992, Mr. Miller has served as a business consultant to various companies involved in the microelectronic industry. From April 1991 until October 1991, Mr. Miller served as Marketing Director of Scrantom Engineering, Inc., a manufacturer of hybrid circuits and ceramic circuit boards. From September 1988 until April 1991, Mr. Miller served as Marketing Director of Advanced Packaging Systems, a manufacturer of high-density ceramic and polymer thin film interconnect products. From 1981 to September 1988, Mr. Miller served as President of Interamics, a manufacturer of ceramic packages for integrated circuits and hybrid substrates.

     Donald F. Walter has served as a director of the Company since May 1991. Since 1982, Mr. Walter has been a financial consultant and is the principal of Walter & Keenan Financial Consulting Co., a financial consulting firm. Since January 1982, Mr. Walter has served as a director of National Standard Co., a publicly held manufacturer of specialty wire products. Since October 1988, Mr. Walter has served as a director of Metro BanCorp, a publicly held bank.

     Directors hold office until their successors have been elected and qualified. All officers are elected by the Company Board and hold office until their successors have been duly elected and qualified, or until resignation or removal. There currently is no classification of the Company Board. There are no family relationships among any of the directors or officers of the Company.

     The current employment agreement between the Company and Mr. Close provides that the Company will cause Mr. Close to be nominated to the Company Board so long as Mr. Close is employed by the

Company. The stockholders of the Company, however, have no obligation to vote for Mr. Close and may withhold or distribute votes in their discretion. Upon the purchase by Merger Sub of a majority of the Shares pursuant to the Offer, Mr. Close's current employment agreement with the Company will terminate. The Company knows of no other arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer is nominated to the Company Board or appointed as one of the Company's executive officers.

MEETINGS AND COMMITTEES OF THE COMPANY BOARD

     The Company Board held a total of 10 meetings during the fiscal year ended December 31, 1999. No director attended fewer than 75% of the aggregate of:

     - the total number of meetings of the Company Board; and

     - the total number of meetings held by all committees of the Company Board on which such director was a member.

     The Company Board has appointed the following standing committees: an Audit Committee and a Compensation Committee.

     Audit Committee. The Audit Committee reviews the annual financial statements and significant accounting issues and the scope of the audit with the Company's independent auditors and is available to discuss with the auditors any other audit related matters that may arise during the year. The Company's Audit Committee met separately at one formal meeting during the fiscal year ended December 31, 1999. During the fiscal year ended December 31, 1999, the Audit Committee consisted of Messrs. Mangano, Fresh, and Walter, all of whom are non-employee directors of the Company.

     The Compensation Committee. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for key executives of the Company. The Compensation Committee also serves as the Senior Committee for purposes of the 1995 Stock Option Plan as amended, (the "1995 Plan") and administers the 1995 Plan. The Compensation Committee held one formal meeting during the fiscal year ended December 31, 1999. During the fiscal year ended December 31, 1999, the Compensation Committee consisted of Messrs. Mangano, Miller, and Walter, all of whom are non-employee directors of the Company.

DIRECTOR COMPENSATION AND OTHER INFORMATION

     Each outside director of the Company receives $5,000 each quarter and a fee of $1,000 for each meeting of the Company Board attended. Outside directors also are eligible to receive options to purchase Shares ("Options") pursuant to the Company's stock option plans and are reimbursed for expenses incurred in attending meetings. Directors do not receive additional compensation for committee participation or special assignments. During 1999, each director received automatic Options to acquire 3,000 Shares pursuant to the 1995 Plan.

EXECUTIVE OFFICERS

     In addition to Mr. Close, who is a director, the names, ages and business experience of the executive officers of the Company are as follows:

          NAME             AGE                        POSITION(S) WITH THE COMPANY
          ----             ---                        ----------------------------
Daniel J. Hill...........  52    Executive Vice President and Chief Operating Officer
Michael K. Bonham........  62    Senior Vice President, Sales and Marketing
Randal L. Buness.........  43    Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Kevin M. Kurtz...........  39    Vice President, Operations
Henry P. Scutoski........  55    Vice President, Quality & Process Management

     Daniel J. Hill has served as Executive Vice President and Chief Operating Officer of the Company since December 1999. From December 1998 to November 1999, Mr. Hill served as Executive Director, Semicon-ductor Industry sector of PricewaterhouseCoopers, a professional services organization and consulting firm. Mr. Hill served as Chief Executive Officer of D.J. Hill & Associates, Inc., a consulting business from August 1997 to November 1998. From January 1995 to July 1997, Mr. Hill served as founder and Chief Executive Officer of Interconnect Technology, a start-up silicon wafer foundry in Malaysia. Mr. Hill served as President and Chief Executive Officer of Micro Component Technology, Inc., a publicly held semiconductor test handling equipment company, from December 1991 to January 1995. From May 1980 to December 1991, Mr. Hill served in various management positions for National Semiconductor Corporation.

     Michael K. Bonham has served as Senior Vice President, Sales and Marketing of the Company since June 1996. Mr. Bonham served as Vice President of Sales and Marketing of the Company from July 1990 to June 1996. From October 1988 to June 1990, Mr. Bonham served as Marketing Manager of the IC Probe and Curve Tracer Group of Tektronix, Incorporated, a manufacturer of electronic test measurement equipment.

     Randal L. Buness has served as Senior Vice President of the Company since January 1999, and served as Vice President of the Company from June 1996 to January 1999. He has also served as Chief Financial Officer, Secretary, and Treasurer of the Company since June 1996. From September 1994 to June 1996, Mr. Buness served as Vice President, Finance and Administration, Chief Financial Officer, Secretary and Treasurer of Three-Five Systems, Inc., a publicly held manufacturer of liquid crystal displays. Mr. Buness served as Chief Financial Officer, Secretary, and Treasurer of United Medical Network, a developer of video conferencing networks for healthcare providers, from January 1993 to September 1994. From January 1989 to January 1993, Mr. Buness worked as an independent financial consultant. Mr. Buness served as principal and manager of Arthur Young from January 1986 to January 1989 and served as a manager, senior, and staff accountant with Price Waterhouse from July 1979 to January 1986. Mr. Buness is a Certified Public Accountant.

     Kevin M. Kurtz has served as Vice President, Operations of the Company since February 1999. From May 1997, Mr. Kurtz served as President of SVTR, Inc., a wholly owned wafer probe refurbishing subsidiary of the Company. From January 1996 to April 1997, Mr. Kurtz served as Vice President of Manufacturing of the Company. Mr. Kurtz served as Regional Sales Manager, then as General Manager of the Company's San Jose facility from December 1990 to December 1995. From September 1985 to November 1990, Mr. Kurtz held various sales and sales management positions with Probe Technology, a manufacturer of probing devices for testing of integrated circuits.

     Henry P. Scutoski has served as Vice President, Quality & Process Management since August 1999. Mr. Scutoski served as Vice President of Quality from April 1995 to August 1999 and Director of Quality from March 1994 to April 1995. From February 1991 to March 1994, Mr. Scutoski was an independent quality management consultant. From January 1985 to February 1991, Mr. Scutoski was Quality Assurance Manager for Motorola's Government Electronics Group.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation for the fiscal years ended December 31, 1999, 1998, and 1997 earned by the Company's Chief Executive Officer and each of the Company's four most highly compensated executive officers whose aggregate cash compensation exceeded

$100,000 for services rendered in all capacities to the Company and its subsidiaries for the last fiscal year (the "Named Officers").

                                         ANNUAL COMPENSATION                      LONG TERM COMPENSATION
                             -------------------------------------------   -------------------------------------
                                                                                   AWARDS              PAYOUTS
                                                               OTHER       -----------------------    ----------
                                                               ANNUAL       RESTRICTED                             ALL OTHER
         NAME AND                                             COMPEN-         STOCK       OPTIONS        LTIP       COMPEN-
    PRINCIPAL POSITION       YEAR   SALARY($)   BONUS($)    SATION($)(1)   AWARD(S)($)    /SARS(#)    PAYOUTS($)   SATION($)
    ------------------       ----   ---------   --------    ------------   ------------   --------    ----------   ---------
C. Zane Close..............  1999    280,000         --          --             --             --         --         1,000(3)
  President and Chief        1998    270,000         --          --             --        140,000(2)      --         1,500(4)
  Executive Officer          1997    209,276    185,716          --             --         60,000         --            --
Michael K. Bonham..........  1999    160,000         --          --             --             --         --
  Sr. Vice President, Sales  1998    150,000         --          --             --         65,000(2)      --         1,000(3)
  and Marketing              1997    134,950    112,896(5)       --             --         15,000         --         1,500(4)
Randal L. Buness...........  1999    160,000         --          --             --             --         --         1,000(3)
  Senior Vice President,     1998    148,000         --          --             --         90,000(2)      --         1,500(4)
  Chief Financial Officer,   1997    119,981     75,000          --             --             --         --            --
  Secretary and Treasurer
Kevin M. Kurtz.............  1999    150,000         --          --             --             --         --         8,200(3)
  Vice President,
    Operations               1998    150,000         --          --             --             --         --         8,700(4)
                             1997    133,000     20,000          --             --         20,000         --         1,800(6)
Henry P. Scutoski..........  1999    125,000         --          --             --          5,000         --         1,000(3)
  Vice President, Quality    1998    115,000         --          --             --             --         --         1,500(4)
  and Process Management     1997    105,000     11,626          --             --             --         --            --

---------------
(1) Other annual compensation did not exceed the lesser of $50,000 or 10% of the total salary and bonus for any of the Named Officers.

(2) Reflects the effect of the reissuance in August 1998 of Options to acquire 60,000, 25,000, and 40,000 shares granted to Messrs. Close, Bonham, and Buness, respectively, originally granted in January 1998 and cancelled.

(3) Represents matching contributions to the Company's 401(k) plan of $1,000 to Messrs. Close, Bonham, Buness, Kurtz, and Scutoski. In addition, includes $7,200 as an auto allowance to Mr. Kurtz.

(4) Represents matching contributions to the Company's 401(k) plan of $1,500 to Messrs. Close, Bonham, Buness, Kurtz, and Scutoski. In addition, includes $7,200 as an auto allowance to Mr. Kurtz.

(5) Includes $13,349 of bonus earned by Mr. Bonham in 1996 for which payment was deferred to 1997.

(6) Represents an auto allowance of $1,800 to Mr. Kurtz.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on Options granted to the Company's Named Officers during the fiscal year ended December 31, 1999.

                                              INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                             ---------------------------------------------------       VALUE AT ASSUMED
                             NUMBER OF                                               ANNUAL RATES OF STOCK
                             SECURITIES    % OF TOTAL                               PRICE APPRECIATION FOR
                             UNDERLYING      OPTIONS      EXERCISE                     OPTION TERM($)(1)
                              OPTIONS        GRANTED       PRICE      EXPIRATION    -----------------------
           NAME              GRANTED(#)    FISCAL YEAR     ($/SH)        DATE          5%           10%
           ----              ----------    -----------    --------    ----------    ---------    ----------
Henry P. Scutoski..........    5,000(2)        1.2%        15.125      2/16/09       $47,560      $120,527

---------------
(1) Calculated from a base price equal to the exercise price of each option, which was the fair market value of the Common Stock of the Company on the date of grant. The amounts represent only certain assumed rates of appreciation.

(2) One-fifth of the Options vest and become exercisable on the date of grant, February 16, 1999; and one-fifth on each of February 16, 2000; February 16, 2001; February 16, 2002; and February 16, 2003.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

     The following table contains certain information regarding the Options exercised by the Named Officers during the fiscal year ended December 31, 1999 and the Options held by the Named Officers as of that date. For a discussion of the treatment of Options under the Merger Agreement, see Item 3 of the Statement to which this Information Statement forms Annex A.

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-THE-
                                                             OPTIONS AT FISCAL             MONEY OPTIONS AT FISCAL
                                                                YEAR-END(#)                     YEAR-END($)(1)
                       SHARES ACQUIRED      VALUE      ------------------------------   ------------------------------
        NAME           ON EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE(2)
        ----           ---------------   -----------   -----------   ----------------   -----------   ----------------
C. Zane Close........      60,000          37,500        98,000           102,000           $--              $--
Michael K. Bonham....      50,000          31,250        36,500            43,500           --               --
Randal L. Buness.....          --              --        76,000            64,000           --               --
Kevin M. Kurtz.......          --              --        38,000            12,000           --               --
Henry P. Scutoski....       6,700          20,938         5,000             5,000           --               --

---------------
(1) Calculated based upon The Nasdaq National Market(R) closing price for the Common Stock of the Company on December 31, 1999 of $7.375 per Share, multiplied by the applicable number of Shares in-the-money, less the aggregate exercise price for such Shares.

(2) Not vested as of December 31, 1999.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company believes that it is important for its directors and officers to be significant stakeholders in the Company. With this in mind, in August 1999, the Company Board approved a director and executive officer loan program to provide financial assistance to directors and executive officers, by way of loans, to assist with the exercise price and tax consequences of stock option exercises (the "Loan Program"). Under the Loan Program, the Company provides loans up to the amount of the exercise price to be paid plus presumed Federal and state taxes on the exercise of a stock option. Each member of the Company Board, each of the Company's executive officers, and any other individual designated by the Company Board is eligible for a loan. The Loan Program provides for unsecured, recourse loans that bear interest at the applicable short-term Federal rate (for loans with terms less than three years), or the applicable mid-term Federal rate (for loans with terms of three years or greater). Generally, the term of the loans will be no longer than five years, although the Company Board may provide for a longer term on a case-by-case basis. Payments are due in installments of principal and interest throughout the term of the loans. If the employment/services of a Loan Program participant is terminated for "cause" or if the participant resigns without "good reason," any loans to that participant will be immediately due and payable. If the participant's employment/services is terminated without cause or if the participant resigns with good reason, then any loan remains payable pursuant to the original term of the loan. The terms "cause" and "good reason" are generally defined in the Company's standard executive employment agreements as modified for non-employee members of the Board.

     In 1999, the Loan Program provided loans totaling $841,465 in connection with the exercises of Options to purchase 145,000 Shares and pay income tax liabilities associated with those exercises. As of October 12, 2000, the aggregate indebtedness owed to the Company pursuant to the Loan Program was $836,945, including accrued interest thereon.

     The following table sets forth certain information regarding loans made by the Company to its directors and executive officers:

                                                                                                      NUMBER OF
                                              LARGEST AMOUNT                                            SHARES
                                               OUTSTANDING                                            PURCHASED
                                              DURING PERIOD        AMOUNT         TRANSACTION IN       THROUGH
      NAME AND         DATE DEBT   RATE OF    FROM 1/1/99 -    OUTSTANDING AS     WHICH DEBT WAS       EXERCISE
 PRINCIPAL POSITION    INCURRED    INTEREST    10/12/00(1)     OF 10/12/00(1)        INCURRED         OF OPTIONS
 ------------------    ---------   --------   --------------   --------------   ------------------    ----------
                                                                                       Exercise of
C. Zane Close........    8/5/99      6.00%       $389,174         $389,174                 Options      60,000
  President, Chief
  Executive Officer,
  and Director
                                                                                       Exercise of
Michael K. Bonham....    8/5/99      6.00%       $324,874         $324,874                 Options      50,000
  Sr. Vice President
  of Sales and
  Marketing
                                                                                       Exercise of
Kenneth W. Miller....   8/16/99      6.00%       $122,897         $122,897                 Options      20,000
  Director
Daniel J. Hill.......    2/3/00      6.00%       $348,352         $  3,352      Relocation Expense(2)      N/A
  Executive Vice         6/8/00      6.00%       $ 46,234         $ 46,234      Relocation Expense(3)      N/A
  President and
  Chief Operating
  Officer
                                                                                       Exercise of
Donald F. Walter.....   8/24/99      6.00%       $ 88,176         $      0                 Options      15,000
  Director

---------------
(1) Includes accrued interest.

(2) The Company loaned Mr. Hill a portion of the expenses, including the down payment, he incurred in the process of purchasing a new home in conjunction with his relocation to commence employment with the Company.

(3) The Company loaned Mr. Hill a portion of the costs associated with the sale of his old residence, which was sold in conjunction with his relocation to commence employment with the Company.

EMPLOYMENT AGREEMENTS

     The Company has entered into Employment Agreements with C. Zane Close, Daniel J. Hill, Michael K. Bonham, and Randal L. Buness that provide a base salary of $280,000 for Mr. Close, $250,000 for Mr. Hill, and $160,000 for each of Messrs. Bonham and Buness and entitles each to participate in incentive compensation programs, stock option plans, and other generally available benefit programs. The initial terms of the agreements are two years for Messrs. Close and Hill and one year for Messrs. Bonham and Buness, and each provides for automatic successive one-year renewal terms to continue until one party provides the other with written notice of non-renewal.

     Under each of the agreements, if the executive's employment is terminated by the Company without "cause" (as defined in the agreements) or by the executive for "good reason" (as defined in the agreements), the executive will be entitled to severance benefits. Under the agreements, severance benefits are defined as the greater of:

     - the sum of (a) the executive's base salary for the unexpired term of the agreement, and (b) the average of incentive compensation paid to the executive for the two years prior to the date of termination multiplied by a fraction, the numerator of which is the number of months remaining from the date of termination to the end of the term of the agreement and the denominator of which is 12; or

     - the sum of (x) the executive's base salary in effect on the date of termination and (y) the average of incentive compensation paid to the executive for the two years prior to the date of termination.

     In addition, under the agreements each executive will continue to receive life, disability, accident and group health insurance benefits substantially similar to those which he was receiving immediately prior to his termination of employment until the earlier of the end of the period of 12 months following his termination of employment or the day on which he becomes eligible to receive any substantially similar continuing health care benefits under any plan or program of any other employer.

     Each of the agreements provides for the Company to indemnify the executive for certain liabilities arising from actions taken within the scope of employment. Each agreement contains restrictive covenants pursuant to which the executive has agreed not to compete with the Company or to solicit any clients or employees for a period of one year after the executive's employment ceases. These restrictions do not apply if the executive is terminated without cause or by the executive for good reason.

CHANGE OF CONTROL AGREEMENTS

     The Company has also entered into Change of Control Agreements with Messrs. Close, Hill, Bonham, and Buness. These Change of Control Agreements provide that these individuals are entitled to certain benefits if terminated following the Effective Time, subject to the terms and conditions and within the time periods specified in their respective agreements. During the period in which the Company was in discussions with Acquiror regarding Acquiror's possible acquisition of the Company, the Company Board and the Company's management determined that these Change of Control Agreements, under their original terms, did not reflect their intent with respect to payments to management in the event of a change of control. For example, these Change of Control Agreements included ceilings on payments made under them that exceed prescribed limits under Section 280G of the Internal Revenue Code (the "Code"), which could have resulted in Messrs. Close, Hill, Bonham and Buness being unable to receive certain benefits in the event their Options were accelerated upon a change of control. The Company Board believed that limits like this on benefits to the Company's officers contained in the Change of Control Agreements reduced the officers' incentive to remain in the employment of the Company during periods when the Company may be the subject of a possible change of control, and diminished one of the principal benefits that the Company expected to receive from having the Change of Control Agreements in place. As a result, these Change of Control Agreements were recently amended to eliminate this ceiling on benefits and to require the Company to make an additional payment to each such individual in the amount of the excise tax plus any additional income tax liability resulting from payments made to such individual in excess of the limits under Sections 280G and 4999 of the Code.

AGREEMENTS TO TERMINATE EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

     Simultaneously with the execution of the Merger Agreement, the Company and each of Messrs. Close, Hill, Bonham and Buness entered into an Agreement to Terminate Employment and Change of Control Agreements with Cerprobe Corporation, pursuant to which upon the closing of the purchase of a majority of the Shares pursuant to the Offer, the Employment Agreements and Change of Control Agreements of Messrs. Close, Hill, Bonham and Buness will terminate, and the Company will pay such individuals $1,394,823, $1,387,207, $790,971, and $805,273, respectively. The Company anticipates that a substantial portion of the payments to be made to Messrs. Close, Buness, Bonham and Hill in connection with the termination of their Employment Agreements and Change of Control Agreements, as well as a portion of the payment expected to be made to each of them at the Effective Time on account of Options, will be nondeductible by the Company as "excess parachute payments" under Section 280G of the Code. The Company also anticipates that, so long as a majority of the Shares are purchased under the Offer during calendar year 2000, it will not be subject to further nondeductibility with respect to these payments as a result of Section 162(m) of the Code.

401(K) PLAN

     In 1993, the Company established the Cerprobe Corporation 401(k) Plan. Employees who have reached 18 years of age and who have completed 90 days of service for the Company are eligible to participate. Under the 401(k) Plan, participating employees, including employee directors and executive officers, may defer up to 15% of their pre-tax compensation, subject to the maximum allowed under the Code. Any contribution by the

Company is at its discretion and only for those participants who have completed one year of service with the Company.

THE 1995 PLAN

     The 1995 Plan is divided into two programs: the Discretionary Grant Program and the Automatic Grant Program. The Discretionary Grant Program provides for the granting of Options, the direct granting of Shares ("Stock Awards"), the grant of stock appreciation rights ("SARs"), or the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). Options and Awards under the 1995 Plan may be issued to executive officers, directors, employees, consultants, and other independent contractors who provide valuable services to the Company and its subsidiaries (collectively, "Eligible Persons"). The Options issued may be incentive stock options or non-qualified stock options. The Company believes that the Discretionary Grant Program represents an important factor in attracting and retaining executive officers and other key employees and constitutes a significant part of its compensation program, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The Automatic Option Program provides for the automatic grant of Options ("Automatic Options"). Automatic Options are granted to non-employee members of the Company Board ("Eligible Directors"). The Company believes that the Automatic Option Program promotes the interests of the Company by providing such directors the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company and an increased personal interest in the Company's continued success and progress.

SHARES SUBJECT TO THE 1995 PLAN

     Currently, a maximum of 2,000,000 Shares may be issued under the 1995 Plan. If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1995 Plan. If any change is made in the stock subject to the 1995 Plan or subject to any Option or SAR granted under the 1995 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1995 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1995 Plan and the number of shares and exercise price per share of stock subject to outstanding Options or Awards. As of October 12, 2000, 117,400 Shares had been issued upon exercise of Options granted pursuant to the 1995 Plan, and there were outstanding Options to acquire 1,248,000 Shares under the 1995 Plan.

     The Merger Agreement provides that, prior to the Effective Time, Acquiror and the Company will take all such actions as may be necessary to cause each unexpired and unexercised Option in effect on the date thereof which has been granted to current or former directors, officers, employees or consultants of the Company to be cancelled and converted solely into the right to receive at the Effective Time (whether or not then vested or exercisable) an amount in cash equal to the product of (A) the number of Shares subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share of each such Option.

Eligibility

     Options and Awards may be granted pursuant to the Discretionary Grant Program only to persons who at the time of grant are either:

     - key personnel (including officers and directors) of the Company; or

     - consultants or independent contractors who provide valuable services to the Company.

     Options that are incentive stock options may be granted only to key personnel of the Company who are also employees of the Company. To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Code.

Exercise of Options

     The expiration date, maximum number of shares purchasable, and the other provisions of the Options are established at the time of grant, provided that no Options may be granted for terms of more than 10 years. Options vest and thereby become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator upon the grant of the Options. However, a plan administrator has the discretion to provide for the automatic acceleration of the vesting of any Options or Awards granted under the Discretionary Grant Program in the event of a "Change in Control." For the purposes of the 1995 Plan, the transactions contemplated in the Merger Agreement do not constitute a "Change in Control." The definition of "Change in Control" includes the following events:

     - the acquisition of beneficial ownership by certain persons, acting alone or in concert with others, of 40% or more of the Company's Common Stock pursuant to a tender offer which the Company Board recommends that the Company's stockholders not accept; or

     - a change in the composition of the Company Board occurs such that those individuals who were elected to the Company Board at the last stockholders' meeting at which there was not a contested election for Company Board membership subsequently cease to comprise a majority of the Company Board by reason of a contested election.

     The plan administrator will determine the exercise prices of Options at the time of grant. However, the exercise price of any Option may not be less than 100% of the fair market value of the Common Stock of the Company at the time of the grant (110% if the Option is granted to a person who at the time the Option is granted owns 10% of the total combined voting power of all classes of stock of the Company). Generally, Options can be exercised by delivery of cash, bank cashier's check, or Shares.

Termination of Employment or Services

     Options granted under the 1995 Plan are generally nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. If any optionholder ceases to be employed by the Company for a reason other than death or permanent disability, such optionholder may, within 30 days after the termination of such employment, exercise some or all of the vested incentive stock options held by such employee. In the event of the death of the participant, incentive stock options may be exercised within 90 days thereafter. Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

     Non-qualified Options will remain exercisable for such period of time after termination as determined by the plan administrator at the time of grant of such Options. However, if the optionholder is discharged for cause, all Options held by such optionholder will terminate.

Awards

     A plan administrator also may grant Awards to Eligible Persons under the 1995 Plan. Awards may be granted in the form of SARs, Stock Awards, or Cash Awards. Awards granted in the form of SARs entitle the recipient to receive a cash payment equal to the appreciation in market value of a stated number of Shares from the price on the date the SAR was granted or became effective to the market value of the Common Stock of the Company on the date first exercised or surrendered. Awards granted in the form of Stock Awards entitle the recipient to receive Shares directly. Awards granted in the form of cash entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock of the Company or other securities of the Company. To the extent permitted by applicable law, the Company may issue any other Options, warrants, or awards other than pursuant to the 1995 Plan without stockholder approval.

Terms and Conditions of Automatic Options

     The 1995 Plan provides that each year at the meeting of the Company Board held immediately after the annual meeting of stockholders, each Eligible Director is granted an Automatic Option to acquire 3,000 Shares, which vest at the time of such grant.

     The exercise price per Share subject to each Automatic Option is equal to 100% of the fair market value per Share on the date of the grant of the Automatic Option. Each Automatic Option expires on the tenth anniversary of the date on which an Automatic Option grant was made. Eligible Directors also may be eligible to receive Options or Awards under the Discretionary Grant Program or option grants or direct stock issuances under any other plans of the Company. Cessation of service on the Board terminates any Automatic Options for shares that were not vested at the time of such cessation.

     The 1995 Plan provides that, in the event of a Change in Control, all unvested Automatic Options will automatically accelerate and immediately vest so that each outstanding Automatic Option will, immediately prior to the effective date of such Change in Control, become fully exercisable.

Duration and Modification

     The 1995 Plan will remain in force until May 9, 2005. The Company Board may at any time suspend, amend, or terminate the 1995 Plan, except that without approval by the affirmative vote of the holders of a majority of the outstanding Shares present in person or by proxy at a meeting of stockholders of the Company, the Company Board may not:

     - increase, except in the case of certain organic changes to the Company, the maximum number of Shares subject to the 1995 Plan;

     - reduce the exercise price at which Options may be granted or the exercise price for which any outstanding Options may be exercised;

     - extend the term of the 1995 Plan;

     - change the class of persons eligible to receive Options or Awards under the 1995 Plan; or

     - materially increase the benefits accruing to participants under the 1995 Plan.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     The Company anticipates that any compensation deemed paid by it in connection with disqualifying dispositions of incentive stock option Shares or exercises on non-statutory options granted with exercise prices equal to the fair market value of the Option Shares on the grant date will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company. Accordingly, all compensation deemed paid with respect to those Options will remain deductible by the Company without limitation under Code Section 162(m).

     The Company anticipates that a substantial portion of the payments to be made to Messrs. Close, Buness, Bonham and Hill in connection with the termination of their Employment Agreements and Change of Control Agreements, as well as a portion of the payment expected to be made to each of them at the Effective Time on account of Options, will be nondeductible by the Company as "excess parachute payments" under Section 280G of the Code. The Company also anticipates that, so long as a majority of the Shares are purchased under the Offer during calendar year 2000, it will not be subject to further nondeductibility with respect to these payments as a result of Section 162(m) of the Code.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Company Board (the "Committee") is responsible for reviewing and recommending for approval by the Company Board the Company's executive compensation policies and practices and all elements of compensation for the Company's executive officers. The Committee is comprised exclusively of independent, non-employee directors. During the fiscal year ended December 31, 1999, the Committee consisted of Ross
J. Mangano, Kenneth W. Miller, and Donald F. Walter.

Philosophy

     The Company's compensation philosophy is that total cash compensation should vary with the performance of the Company, and that any long-term compensation should be closely aligned with the interests of the stockholders. The compensation package for each executive officer is comprised of three elements:

     - a base salary that is designed primarily to be competitive with salary levels in the Company's industry and that reflects individual performance;

     - an annual cash bonus that is tied to the Company's achievement of financial performance targets and, in some cases, non-financial objectives; and

     - long-term stock-based incentive awards that aid in the retention of the executive officer and align the officer's interests with those of the stockholders. As an executive officer's level of responsibility increases, it is the intent of the Company to have a greater portion of the executive officer's total compensation be dependent upon Company performance and stock appreciation rather than base salary.

Base Salary

     For comparative compensation purposes for the 1999 fiscal year, the Committee engaged an independent compensation consultant to review and summarize the compensation practices of similar sized businesses in the high technology and electronics industries based upon published 1997 - 1998 data. The Committee also considered other available executive compensation surveys generally based upon 1997 - 1998 data and compensation recommendations provided by the Chief Executive Officer for all executive officers except himself. The base salary for each officer is determined on the basis of the above comparative industry salaries, the experience and personal performance of the officer, and internal comparability considerations. The weight given to each of these factors differs from officer to officer, as the Committee deems appropriate. For each executive officer, the Committee seeks to establish a base salary that is at or close to the median salary paid to similarly situated industry executives.

Annual Cash Bonus

     Annual discretionary bonuses are designed to provide incentive compensation to executive officers that contribute substantially to the success of the Company. The bonuses are intended to maintain a strong link between the Company's financial performance and enhanced stockholder value by rewarding results that exceed industry averages. Financial performance targets and non-financial objectives are established for each fiscal year. Bonuses are earned on the basis of the Company's earnings compared to the prior fiscal year; the achievement of strategic objectives primarily related to international operations, integration of acquired companies, the establishment of strategic alliances and the personal performance level of the executive officer. The evaluation of these factors is subjective, with no particular weight being assigned to any one factor. For 1999, the Committee determined that the Company's performance did not warrant the payment of discretionary bonuses.

Long-Term Incentive Compensation

     Long-term incentives are provided through stock option grants. The grants are designed to align the interests of each executive officer with those of the stockholders and provide each executive officer with significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire Shares at a fixed price per Share (the market price on the grant date) over a specified period of time (up to 10 years). Each option generally becomes exercisable in annual installments over a four-year period, contingent upon the executive officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if the market price of the underlying Shares appreciates over the option term. The number of Shares subject to each option grant is set at a level intended to create a meaningful opportunity for stock ownership based upon the officer's current position with the Company, the base salary associated with that position, the size of comparable awards made to executives in similar positions within the industry, the executive's potential for increased responsibility and promotion over the option term, and the executive officer's personal performance in recent periods. The Committee also takes into account the number of unvested Options held by the executive officer in order to maintain an appropriate level of equity incentive for that executive. However, the Committee does not adhere to any specific guidelines as to the relative option holdings of the Company's executive officers.

Benefits

     The Company provides various employee benefit programs to its executive officers, including medical, dental, vision, and life insurance benefits, an employee 401(k) retirement savings plan, an employee stock purchase plan, and short- and long-term disability insurance. These programs are generally available to all employees of the Company.

Chief Executive Officer Compensation

     The Committee considered the same factors outlined above for other executive officers in setting the fiscal year 1999 base salary and other compensation of C. Zane Close, the Company's President and Chief Executive Officer. In setting Mr. Close's compensation, the Committee sought to achieve two objectives:

     - establish a level of base salary competitive with that paid to other chief executive officers of similar sized companies within the industry; and

     - make a significant percentage of the total compensation package contingent upon Company performance and stock appreciation.

     The base salary established for Mr. Close is intended to provide him with a level of stability and certainty each year, and accordingly, it is not affected to any significant degree by Company performance factors. Mr. Close's base salary for fiscal year 1999 was $280,000 and was generally in the fiftieth
(50th) percentile of the base salary levels in effect for other chief executive officers of similar sized companies within the industry. No discretionary bonus was paid and no Options were granted to Mr. Close during 1999.

Compliance with Code Section 162(m)

     Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to each of any publicly held company's chief executive officer and four other most highly compensated executive officers. The compensation paid to the Company's executive officers for the 1999 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the compensation to be paid to the Company's executive officers for fiscal 2000 will exceed that limit. The Company's 1995 Plan is structured so that any compensation deemed paid to an executive officer when he exercises an outstanding option under the 1995 Plan will qualify as performance-based compensation, which will not be subject to the $1 million limitation. The Company anticipates that, as long as a majority of the Shares are purchased under the Offer during calendar year 2000, payments to be made to Messrs. Close, Buness, Bonham and Hill in connection with the termination of their Employment Agreements and Change of Control Agreements, as well as a portion of the payment made to each of them at the Effective Time on account of Options, will remain deductible by the Company without limitation under Code Section 162(m).

Compensation Committee Interlocks and Insider Participation

     During the fiscal year ended December 31, 1999, the Compensation Committee consisted of Messrs. Mangano, Miller, and Walter, each of whom is a non-employee director of the Company. Mr. Miller served as Treasurer of the Company from October 1991 to June 1996 and Secretary of the Company from October 1991 to June 1996.

                           COMPANY PERFORMANCE GRAPH

     The following graph compares cumulative stockholder returns (change in stock price plus reinvestment of dividends) for the five years ended December 31, 1999 for:

     - The Company's Common Stock;

     - The H & Q Semiconductor Sector Index; and

     - The Nasdaq Stock Market(R) (US) Index. The graph assumes an investment of $100 on December 31, 1994. The performance shown is not necessarily indicative of future performance.

                          [COMPANY PERFORMANCE GRAPH]

--------------------------------------------------------------------------------
                        1994      1995      1996      1997      1998      1999
--------------------------------------------------------------------------------
 Cerprobe
  Corporation           $100      $316      $261      $311      $244      $134
 H & Q Semiconductor
  Sector Index          $100      $140      $180      $190      $267      $666
 Nasdaq Stock Market
  (US) Index            $100      $141      $174      $213      $300      $542
--------------------------------------------------------------------------------

       COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms filed with the SEC.

     Based solely on the Company's review of the copies of such forms received by it during the fiscal year ended December 31, 1999, and written representations that no other reports were required, the Company believes that each person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Company's Common Stock complied with all Section 16(a) filing requirements during such fiscal year.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 12, 2000 by:

     - each director and each nominee for director (excluding the Merger Sub Designees);

     - each Named Officer set forth in the Summary Compensation Table under the section entitled "Executive Compensation";

     - all directors and executive officers of the Company as a group; and

     - each person known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company. The information as to beneficial ownership is based upon statements furnished to the Company by such persons.

                                                                 AMOUNT
                                                               AND NATURE
                                                                   OF
                      NAME AND ADDRESS                         BENEFICIAL       PERCENT OF
                   OF BENEFICIAL OWNER(1)                     OWNERSHIP(2)       CLASS(3)
                   ----------------------                     ------------      ----------
DIRECTORS AND NAMED OFFICERS
Ross J. Mangano.............................................      549,500(4)       5.76%
C. Zane Close...............................................      192,100(5)       1.99%
William A. Fresh............................................      186,536(6)       1.96%
Kenneth W. Miller...........................................      155,500(7)       1.63%
Donald F. Walter............................................       46,000(8)           *
Michael K. Bonham...........................................      110,914(9)       1.16%
Randal L. Buness............................................      102,000(10)      1.06%
Daniel J. Hill..............................................       80,000(11)          *
Kevin M. Kurtz..............................................       56,541(12)          *
Henry P. Scutoski...........................................       17,820(13)          *
All directors and executive officers as a group (ten
  persons)..................................................    1,496,911(14)     14.88%

---------------
  *  Less than 1%.

 (1) Each director and officer of the Company may be reached through the Company at 1150 North Fiesta Boulevard, Gilbert, Arizona 85233-2237.

 (2) Unless otherwise indicated, and subject to community property laws where applicable, all shares are owned of record by the persons named and the beneficial ownership consists of sole voting power and sole investment power.

 (3) The percentages shown include the Shares actually owned as of October 12, 2000 and the Shares that the identified person or group had the right to acquire within 60 days of October 12, 2000 pursuant to the exercise of Options. In calculating the percentage of ownership, all Shares that the identified person or group had the right to acquire within 60 days of October 12, 2000 upon the exercise of Options are deemed to be outstanding for the purpose of computing the percentage of the Shares owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the Shares owned by any other person.

 (4) Includes 25,000 Shares in the name of Nat & Co. voted pursuant to a power of attorney, 21,300 Shares in the name of Oliver & Company voted pursuant to a power of attorney, 90,000 Shares in the name of Millie M. Cunningham voted pursuant to a power of attorney, 350,200 Shares held in the name of Troon & Co., Ross J. Mangano, et al., Trustees for which Mr. Mangano serves as a trustee, and 33,000 Shares that Mr. Mangano has the right to acquire pursuant to the exercise of Options.

 (5) Includes 132,000 Shares that Mr. Close has the right to acquire pursuant to the exercise of Options.

 (6) Includes 104,916 Shares held by WAF Investment Company, a company 100% owned by Mr. Fresh and his wife, and 33,000 Shares that Mr. Fresh has the right to acquire pursuant to the exercise of Options.

 (7) Includes 45,000 Shares held by U.S. Trust Company of California, N.A., as trustee for the Kenneth W. Miller Charitable Remainder Unitrust. Mr. Miller disclaims beneficial ownership with respect to these Shares. Also includes 33,000 Shares that Mr. Miller has the right to acquire pursuant to the exercise of Options.

 (8) Includes 33,000 Shares that Mr. Walter has the right to acquire pursuant to the exercise of Options.

 (9) Includes 49,500 Shares that Mr. Bonham has the right to acquire pursuant to the exercise of Options.

(10) Includes 99,000 Shares that Mr. Buness has the right to acquire pursuant to the exercise of Options.

(11) Includes 80,000 Shares that Mr. Hill has the right to acquire pursuant to the exercise of Options.

(12) Includes 54,000 Shares that Mr. Kurtz has the right to acquire pursuant to the exercise of Options.

(13) Includes 10,000 Shares that Mr. Scutoski has the right to acquire pursuant to the exercise of Options.

(14) Includes 476,500 Shares that members of the group had the right to acquire as of October 12, 2000 or within 60 days of October 12, 2000, pursuant to the exercise of Options.

                                    ANNEX B

                            FAIRNESS OPINION LETTER

                                October 11, 2000

Board of Directors
Cerprobe Corporation
1150 North Fiesta Boulevard
Gilbert, Arizona 85233

Members of the Board of Directors:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Cerprobe Corporation (the "Company"), of the consideration proposed to be received by the stockholders of the Company provided for in connection with the proposed tender offer (the "Offer") by a wholly owned subsidiary of Kulicke & Soffa Industries Inc. (the "Purchaser"). Pursuant to the terms of the October 11, 2000 draft of an Agreement and Plan of Merger (the "Agreement"), to be entered into among the Company, the Purchaser and Cardinal Merger Sub, Inc. ("Acquisition Sub"), and upon consummation of the Offer, Acquisition Sub will merge with and into the Company (the "Merger"), and stockholders of the Company will receive for each share of Common Stock, par value $0.05 per share, of the Company (the "Company Common Stock"), together with associated preferred stock purchase rights held by them, other than shares held in treasury or held by the Purchaser or any affiliate of the Purchaser or as to which appraisal rights have been perfected, consideration equal to $20.00 per share in cash. The terms and conditions of the Offer and the Merger are more fully set out in the Agreement.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed publicly available financial statements and other business and financial information of the Company;

          (ii) analyzed financial forecasts prepared by Wall Street research analysts relating to the Company, and reviewed and discussed the forecasts with the management of the Company;

          (iii) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

          (iv) reviewed the reported prices and trading activity for the Company Common Stock;

          (v) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of other publicly traded companies we deemed relevant;

          (vi) compared financial terms to financial terms, to the extent publicly available, of other business combination transactions we deemed relevant;

          (vii) participated in discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

          (viii) reviewed the October 11, 2000 draft of the Agreement; and

          (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. We have not been provided with financial forecasts by the Company, and as a result, have relied upon financial forecasts prepared by Wall Street research analysts relating to the Company, none of which extend beyond 2001. The management of the Company has consented to our use of such financial forecasts. With respect to such financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

     We have assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Offer and Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger.

     We have acted as sole financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a fee which is contingent upon the consummation of the Merger. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and the Purchaser for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Offer and the Merger and is not on behalf of, and shall not confer rights or remedies upon, any person other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Offer and the Merger with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. We express no opinion as to either the Offer or the Merger alone. In addition, BAS expresses no opinion or recommendation as to how the stockholders of the Company should vote at any stockholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be received by the stockholders of the Company in the proposed Offer and the proposed Merger is fair from a financial point of view to the stockholders of the Company.

                                          Very truly yours,

                                          BANC OF AMERICA SECURITIES LLC

                                          By: /S/ LAURA PROVENZALE
                                            ------------------------------------
                                            Name: Laura Provenzale
                                            Title: Managing Director

                                       B-2